Exhibit (a)(1)(G)

[Form of Reminder Email to Eligible Employees]

To: [Name of Eligible Employee]

Subject: Employee Option Exchange Offer—REMINDER

Date: [●], 2015

There are only [●] days left to make an election before Alliance One’s offer to exchange eligible options for restricted stock units expires. The offer permits eligible employees to voluntarily exchange certain outstanding eligible options for new awards of restricted stock units. These new awards will be for fewer shares and will have new vesting schedules and terms and conditions.

The full terms of the offer are described in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options dated September 14, 2015 previously sent to you. This document and other related documents were filed with the Securities and Exchange Commission as exhibits to the Alliance One International, Inc. Schedule TO Tender Offer Statement. You can access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

If you choose to participate, please complete and sign the Election Form (a copy of which is attached) and return it to me by fax (+1 919 379-4133) or email (to ljones@aointl.com with the subject line reading “Elect”) no later than 12:00 (Noon), New York City time, on October 13, 2015. The exchange offer will expire at that time unless we decide to extend the offer, in which case we’ll notify you by e-mail.

You can make, change or withdraw your election anytime during the offer. However, please note that once the offer expires, you cannot change your election. There will be no exceptions. If you do not elect to participate in the exchange offer, you’ll retain your current options with their existing exercise price, vesting schedules and other terms and conditions.

If you elect to tender your options for exchange, a confirmation will be sent to your email address following the transaction.

Best regards,

Laura Jones

Vice President Human Resources